United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 02, 2025		Director of Investor Relations


Photo: Jeferson Capela

Tax Contribution Report 2024

VALE

Photo: Alexandre Rezende - Nitro



Contents

OUR PURPOSE

We exist to improve life and transform the future. **Together.**


Photo: Marcus Desimoni – Nitro


Photo: Felipe Borges


Photo: Nilmar Lage


Photo: Jeferson Capela

VALUES

- Life matters most
- Act with integrity
- Value the people who build our company
- Make it happen
- Respect our planet and communities

OUR LEVERS

- Safety
- VPS[1] (Vale's integrated Production System)
- People
- Innovation
- Sustainability

KEY BEHAVIORS

1. Obsession with safety and risk management
2. Open and transparent dialogue
3. Empowerment with accountability
4. Sense of ownership
5. Active listening and engagement with society

AMBITIONS

We want to be a great company recognized by society for being:

1. Benchmark in safety.
2. Best in class reliable operator.
3. Talent-driven organization.
4. Leader in sustainable mining.
5. Reference in creating and sharing value.

[1] VPS seeks to strengthens Vale's organizational culture through people development, standardization of best practices, operational discipline and routine compliance.

FOREWORD

Message from our Executive Vice President of Finance and Investor Relations



Photo: José Palma

MARCELO BACCI

Executive Vice President of Finance and Investor Relations

In December 2024, I began my tenure as Vale's Executive Vice President of Finance and Investor Relations, joining the team led by our new CEO, Gustavo Pimenta. Aligned with our Board of Directors and Vale's strategy, we are poised to launch a new phase of success for Vale, with substantial potential to create and share value.

We want to position Vale as a trusted partner and performance-driven organization with a superior portfolio. Vale already plays a crucial role in the global economy, providing essential materials such as iron ore, copper and nickel for various products and processes. We operate in over 18 jurisdictions across four continents, paying $ 6.3 billion in taxes in 2024, with a workforce of 174,116 direct and indirect employees and an economic contribution of $ 37.9 billion. Our adjusted effective tax rate was 30.6%. **This significant economic contribution is part of how we work to improve life and transform the future. Together.**

We are committed to being a trusted partner, working with and for our stakeholders. Our Tax Contribution Report is one of the ways we engage and help stakeholders to better understand our business. Approved by our Executive Board, the Report underscores Vale's commitment to stakeholder engagement, transparency, and social and economic advancement, showcasing the positive impact we have on the societies and economies where we operate.

We concluded 2024 as a more stable, efficient, competitive, and safer company, with notable achievements including:

- **Signing the Definitive Agreement of Mariana and the general basis for modernizing railway concession contracts;**
- **Meeting all market guidance for iron ore, pellets, nickel, and copper;**
- **Reporting lower C1 iron ore costs; and**
- **Advancing the review of our Energy Transition Metal assets.**

We also started the ramp-up of Vargem Grande and Capanema, both ahead of schedule. These are two of our three main projects, ensuring our iron ore production growth. The third project, S11D+20, is scheduled for the second half of 2026. These projects are central to our strategy of maintaining a high-quality portfolio with the flexibility to meet our customers' needs, positioning us as a customer-oriented solutions company.

As our projects and production grow, so does our tax and broader economic contribution.

We view taxes as essential in connecting businesses and society, financing public goods and services, and reinforcing the social contract between citizens and the economy. Over the past decade, our global economic contribution, as measured under GRI 201-1, has reached $ 352 billion. Particularly in 2024, we contributed:

- **$ 6,111 million in taxes in South America, $ 26,736 million economic contribution, 156,305 direct and indirect employees;**
- **$ 12 million in taxes in North America, $ 4,217 million economic contribution, 9,144 direct and indirect employees;**
- **$ 48 million in taxes in Europe and Middle East, $ 5,826 million economic contribution, 5,573 direct and indirect employees; and**
- **$ 169 million in taxes in Asia-Pacific, $ 1,073 million economic contribution, 3,094 direct and indirect employees.**

In 2025, we are celebrating 40 years of Vale's operations in the Amazon region and announced the Novo Carajás Program in the state of Pará. This program focuses on resuming operations, maintaining iron ore volumes and expanding copper production. Fulfilling Vale's role as a regional development anchor, the project will boost Pará's growth with a new cycle of investment in sustainable mining of high-quality iron ore and critical minerals, as well as technology, sustainability, health and safety, and maintenance of equipment and operations. The program will significantly contribute to Pará state's GDP, ranging from R$ 80 to R$ 100 billion per year, and increase the state's exports by R$ 15 billion from current levels.

Vale is also a sponsor of the 30th Conference of the Parties of the UNFCCC (COP 30), which will be held in Belém do Pará, marking the first time this conference takes place in the Amazon region. COP 30 is a critical platform for addressing the global challenge of climate change, bringing together nations and corporations from around the world. We are proud to support this event which underlines the importance of collaborative efforts to mitigate climate impacts and promote sustainable practices, in line with Vale's own journey towards a low carbon footprint for our products.

This report along with our **Integrated Report** provide more information, including case studies, about how our tax and social contributions are leading to improving the lives of our communities and to our wider decarbonization efforts.

Our commitment to Brazil remains steadfast. We are proud that over 96% of our taxes are paid in Brazil, supporting federal, state, and local governments to fund essential public services.

I thank our stakeholders for their collaboration with Vale as we navigate the challenges of the global environment. Your trust and collaboration are the basis of our mission for sustainable growth and impact. We welcome your feedback as we continue our journey towards greater transparency.

Sincerely,

Marcelo Bacci
Executive Vice President of Finance and Investor Relations

Introduction

Vale is committed to transparent and responsible business practices. This report, our sixth annual publication, comprehensively details how our global operations, along with their related tax contributions, foster and drive progress for the communities we engage with, as well as our broader stakeholders.

We believe in open engagement with society, which is why we proactively disclose information on our tax payments and wider contributions, throughout the mining lifecycle and across our regions. We explain our approach to tax and the principles at its heart: creating shared sustainable value, mitigating risk, and demonstrating integrity to society. Practical case studies are also included to help readers gain a better understanding of our tax practices.

As a leading producer of iron ore and nickel, with operations in over 18 jurisdictions across four continents, Vale plays a crucial global role in supplying critical minerals for a wide range of products and processes. The minerals extracted from our mines are essential inputs to many sectors and industries, including the construction of houses, healthcare products, car manufacturing and consumer technologies. The minerals we supply are integral to solutions and products that transform people's lives for the better.

Our primary products are iron ore, copper and nickel; however through our global operations we also produce iron ore pellets and briquettes as well as other associated by-products such as platinum group metals, silver and cobalt. Our infrastructure network, made up of mines, railroads and ports, enables our mineral exploration, mining and processing activity. We also have administrative offices globally to enable and facilitate the efficient and safe transportation of raw materials to our global markets.

We are continuously striving to enhance the efficiency and stability of our operations from extraction to customer delivery, working closely with public and private sector partners to invest in technology and infrastructure.

We rely on a committed global team of tax professionals to support and streamline our multifaceted operations and infrastructure network, ensuring the delivery of shared value – contributing to a more sustainable and secure mining industry.

Beyond our mining operations, we make direct and indirect contributions to broader societal development and environmental preservation goals. Our adherence to global reporting standards, such as GRI 207, compliance with extractive sector transparency frameworks such as EITI, and participation in industry initiatives such as those aligned with the ICMM, underline our commitment to transparency and responsible governance.

This report is designed to be accessible for all our stakeholders. We welcome your feedback and suggestions about how we can improve and develop the report in the future through our **Contact Us** channel.

Photo: Alexandre Rezende - Nitro



Vale around the world


Netherlands
United Arab Emirates
Saudi Arabia
China
Canada
United Kindom
Japan
United States
Switzerland
Malaysia
Indonesia
Peru
India
Brazil
Chile
Australia
Argentina
Oman
Singapore

Activities

Head office | Joint Venture | Exploration | Operation | Offices | Ports | Underground mines
Iron ore solutions | Energy transition metals | Railroads | Mega Hub

Product Portfolio

Pellets | Iron ore | Cobalt | Briquettes
Nickel | PGM[2], gold and silver | Copper

[2]Platinum group metals (PGM) are byproducts of Canada's operations

Key figures for 2024

Global

Taxes Borne
$ 5.1 billion

Taxes Collected
$ 1.2 billion

Total Taxes Paid
$ 6.3 billion

Workforce[3]
174,116

Economic contribution
$ 37.9 billion

Adjusted Effective tax rate
30.06%[4]

Brazil

Taxes Borne
$ 4.8 billion
(R$ 25.8 billion)

Taxes Collected
$ 1.3 billion
(R$ 7.0 billion)

Total Taxes Paid
$ 6.1 billion
(R$ 32.8 billion)

Workforce
156,264

Economic contribution
$ 26.7 billion

[3] In 2024, Vale's workforce consisted of 64,610 employees and 109,506 contractors, 90% of them located in Brazil.
[4] According to Vale's Financial Statements our consolidated ETR is 10.8%. For the purpose of this report we excluded some elements, such as exchange rate and exceptional items, which we believe this gives a clearer view of our ongoing contribution. For more details, please refer to the **Financial Reconciliations** section.

Our payments to governments over the last 2 years


Global
1.2
5.1
1.1
5.0
2024
2023
Brazil
1.3
4.8
1.3
4.6
2024
2023
Taxes Borne
Taxes Collected

Amounts in $ billion

The increase in 2024 payments, when compared with 2023 mainly relates to the increase of tax rate of specific mining royalties in Brazil. More details on the **South America** chapter.

Photo: Marcus Desimoni - Nitro



Our global economic contribution

Our long-term contribution to the communities where we operate is a source of great pride. In the last decade, we have contributed more than $ 352 billion[5] to these jurisdictions and regions, driving significant positive change and fostering sustainable growth.

In 2024, Vale´s direct economic contribution globally totaled $ 37.9 billion, comprising the following items, as measured under GRI 201-1. For more information please refer to our Integrated Report.

Payments to governments[6]	$ 5,413.8 million
Employee salaries and benefits	$ 2,371.2 million
Research and Development	$ 790.1 million
Social Expenditures	$ 900.4 million
Environmental Expenditures	$ 1,226.0 million
Operational costs	$ 22,348.6 million
Payments to capital providers	$ 4,802.0 million
Total economic contribution	$ 37,852.1 million

Through our extensive operations, we play an important role in delivering broad societal and economic value. We strive to be a catalyst for development in the areas where we operate. With our unique assets and talented workforce, we foster a safer and more sustainable mining industry, while maintaining progress in our low-carbon solutions. **Our focus is clear: to share value with society, and to maintain strong business discipline.**

For Vale, this involves respecting the environment when we explore, build and operate our sites, and diligently restoring the land once our activities conclude. One of our ambitions is to reduce our own carbon emissions and those of our clients. We pursue this by investing in technological solutions, such as developing iron ore briquettes, generating our own energy, reducing our energy consumption, and partnering on sustainable initiatives. Furthermore, we remain committed to sponsoring forest recovery and protection efforts, while also funding research on biodiversity.

Building strong and enduring relationships with our stakeholders involves investing in mitigating the effects of our activities, working to high ethical standards, having transparent management practices and actively contributing to advancements in environmental, biodiversity and sustainable development matters.

It also means delivering shared value over the long-term not just for our company and shareholders but for our employees, suppliers, communities, and host jurisdictions. We firmly believe that the taxes we pay, the jobs we create, the investments we make, and the partners we support, are crucial to achieving that mission.

This report, along with our comprehensive sustainability reporting available in our Integrated Report, is designed to give our stakeholders detailed insights into the taxes and contributions we make in our host jurisdictions.

[5] Source: Integrated Report (previously Sustainability Report) for periods 2015 to 2024.
[6] This amount differs from our total tax contribution of $ 6.3 billion as, in line with GRI 201-1 requirements, the above excludes employee taxes.

Our value chain

Throughout our value chain, we actively transform and uplift the communities where we operate. This is demonstrated by our varied contributions, including the taxes and royalties we pay, the jobs we create, our support for local businesses, and our funding to social development initiatives.

Our projects are enduring investments that generate sustainable value for all our stakeholders, encompassing shareholders, employees, suppliers and the broader communities and regions we serve. The scale and nature of our tax and economic contributions depend on where our projects are in their multi-year, multi-decade lifecycles.

The illustration demonstrates how our economic and tax contributions evolve over the lifecycle of a mining project.

Mineral exploration

We invest in technical and feasibility studies to understand potential value

The first stage is mineral exploration, which means assessing and quantifying reserves. It involves early excavation and analysis by highly-skilled employees and contractors, including geologists and experts in sustainability. Our contributions at this stage relate to permits and license fees, as well as employment taxes and costs associated with construction – recognizing the significant upfront investment needed for exploration.

Our economic contribution

- Salaries related contributions (wages and taxes)
- License, permit and fee payments to governments
- Payments to suppliers and contractors
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes (taxes for owning rural or urban properties and vehicles)
- Taxes on real estate transfers

Project development and construction

We build to create future value

This stage involves heavy investment in people and infrastructure as we construct facilities and supporting networks. In some cases, it also involves the construction of towns and social amenities, like schools and parks, as well as railway lines such as the Vitória-Minas and Carajás Railroad in Brazil. This period of development creates jobs, both through construction and in local businesses who supply materials, equipment and services to our sites and workforce. Alongside this significant capital investment and payments to suppliers, our economic contribution also includes indirect taxes, such as employment taxes, and excise taxes on materials and equipment.

Our economic contribution

- Salaries related contributions
- Significant capital expenditure
- Indirect taxes
- Payments to suppliers and contractors
- Contribution to communities
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes
- Taxes on real estate transfers

Mining, processing and logistics

We operate our mines and process minerals and metals safely to generate value

Extraction and processing of commodities is at the core of this operating phase, while developing solutions to prioritize energy efficiency, safety and the reduction of CO_2 emissions. At this stage, royalty payments start as well as corporate income taxes. This phase also involves logistics, including the moving, handling, warehousing and distribution of materials through the supply chain.

Our economic contribution

- Salaries related contributions
- Royalties
- Corporate income taxes
- Indirect taxes
- Payments to suppliers and contractors
- Long-term contribution to communities
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes
- Taxes on real estate transfers

Sales and distribution

We commercialize and transport our products to maximize value

Products are sold and transported to our customers to maximize value and minimize market risk through core commercial activities. This phase, in particular, supports our suppliers as well as local and international businesses partners. This is a substantial logistical effort, with significant payments to suppliers and corresponding economic contributions in terms of indirect, and other taxes.

Our economic contribution

- Salaries related contributions
- Corporate income taxes
- Indirect taxes
- Payments to suppliers and contractors
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes
- Taxes on real estate transfers

Decommissioning and rehabilitation

We create sustainable value after we finish our operations

This phase involves the closure of operations and the sustainable redevelopment of the land. In doing so, multiple legal, environmental and social considerations inform our integrated planning approach to achieving the physical and biotic rehabilitation of the land, contributing to the sustainable development of these locations.

Our economic contribution

- Salaries related contributions
- Payments to suppliers and contractors
- Support to communities
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes
- Taxes on real estate transfers

Beyond the traditional value chain

Beyond the traditional mining value chain, we are committed to supporting the communities where we operate. We strive to empower our communities through sustainable mining practices and impactful social initiatives, showcasing our dedication to serving society while taking care of the planet. We highlight a few examples of these initiatives below.

Innovation

Innovation is how we will become a more sustainable company, underpinned by a cultural transformation process. We have a number of innovation-related initiatives, including:

In 2024, through our Vale Ventures investment, we supported Electrified Thermal Solution, a US start-up company, in its mission to develop innovative solutions to decarbonize heat generation. This has created a pioneering technology for heating industrial furnaces without the use of fossil fuels which has exciting potential to reduce greenhouse gas emissions in industrial processes in hard-to-abate sectors, such as the mining and steel industries.

Decarbonization

We are committed to reducing greenhouse gas (GHG) emissions and we want to play a leading role in our industry's decarbonization journey. We are making changes to our business to produce materials with a lower carbon footprint, to use energy from cleaner sources, to test alternative fuels, and to introduce more efficient processes in our operations and throughout our value chain.

In 2024, we entered into a partnership with Petrobras to supply bio-bunker (a fuel used on ships) and co-processed diesel with renewable content. Diesel R5, which is 60% less carbon intensive, is being tested on the Vitória-Minas Railroad and at Fábrica Nova Mine at Mariana Complex, Minas Gerais.

The agreement fosters collaboration to develop more competitive models for the supply of natural gas, an essential input to the production of pellets and iron ore briquettes.

Product enhancement

We continuously strive to improve our product portfolio through our sustainability initiatives and the use of technology in our day-to-day operations.

In 2024, we worked in reducing the variability regarding quality specification for our iron ore. This was achieved by improving the blending for iron ores using stock yards in private ports in Europe which allowed lower variability for our products delivered to our customers.

The Amazon

We have been operating for nearly 40 years in the Amazon Forest region. Protecting the biodiversity of the biomes where we operate is a priority for the company. In partnership with the Chico Mendes Institute for Biodiversity Conservation (ICMBio), Vale helps to protect approximately 800,000 hectares of natural habitat within the Carajás Forest Mosaic, equivalent to an area six times bigger than the city of Rio de Janeiro, contributing to the fight against global warming by maintaining the forest's carbon stock, avoiding greenhouse gas emissions caused by deforestation and forest degradation. This joint work seeks to contribute to the protection of nature and the advancement of the bioeconomy, science, and culture.

Around 60% of Vale's iron ore production originates from the Amazon region, contributing significantly to tax revenue and job creation. Despite this substantial output, the company's operations occupy only about 2% of the Carajás Forest Mosaic in Pará, demonstrating that it is possible to balance industrial production with environmental conservation.

Biodiversity

Biodiversity is an essential aspect of our business. Therefore, we are committed to better understanding and monitoring the biodiversity of the regions in which we operate, managing the risks and impacts associated with our business activities, and being transparent to society about our practices.

As an example, in partnership with the Brazilian environmental protection agency IBAMA, we monitor endangered large terrestrial mammals, such as the cougar and maned wolf, in regions close to our operations in Minas Gerais, including the Brucutu and Itabira mining complexes. Part of a condition associated with our environmental license, this initiative aims to monitor the species and assess and mitigate the impacts caused by mining.

Community

We prioritize establishing the best possible relationship with the communities surrounding our operations throughout the life cycle of our projects. To achieve this, we manage the risks and impacts of our activities, maintain open and transparent dialogue, and strive to include communities in decision-making processes. This approach is applied in all locations where we operate, in Brazil and globally, with respect for human rights as the foundation of our actions.

One example of the application of the regional action plan methodology in 2024 was our discussions with the Morro do Chapéu residential community in Nova Lima, Minas Gerais, where around 1,800 people live. The complex, comprising approximately 600 houses, is located between the Tamanduá and Horizontes mines, which are in the process of expanding their iron ore production.

This project, still in the licensing phase, will use existing structures and is fully integrated into the company's current site. Our engagement with residents began in 2023, and all stages of the project have been discussed with the community, taking into account their concerns and the potential impacts of the work, such as increased noise and dust. As part of the discussions, we agreed to invest in environmental controls and provide funding for infrastructure improvements in the housing complex. We are currently in conversations with four other residential communities in the region which will also be impacted by the expansion work at the two mines, Vale do Sol, Quintas do Morro, Pasárgada and Miguelão.

Photo: Marcus Desimoni - Nitro



Our global tax contribution

Vale is subject to taxation in the various jurisdictions where we operate. The tax legislations in these jurisdictions may differ; nevertheless, our approach to tax, as settled in **Our Approach to Tax** section, is applied consistently worldwide.

The tables[7] below detail the taxes and royalties we paid (net of refunds) by project and across the jurisdictions where Vale operates. We understand this information provides insights and understanding of our global tax contribution.

Additional information on tax payments made by Vale to different levels of governments[8] can be accessed through our "**Payments by jurisdiction and level of government**" table link. The table provides a comprehensive breakdown of our contributions in each jurisdiction and the level of government at which we paid those taxes.

The figures and analysis by jurisdiction and levels of governments have been presented in accordance with the basis of preparation outlined in **Appendix 1.**

Payments by project – Amounts in $ thousand

	Corporate income taxes	Payroll taxes	Taxes on Mining	Taxes on products and services	Other taxes	Total
Corporate	1,843,007	590,696	1,951	1,384,672	233,064	4,053,390
Iron Ore	–	–	1,226,149	526,632	76	1,752,857
Copper	–	–	57,275	88,356	1,371	147,002
Logistic	–	–	–	119,806	110	119,916
Nickel	–	–	1,319	29,787	101	31,207
Energy	–	–	–	6,617	–	6,617
Manganese	–	–	–	82	–	82
South America	**1,843,007**	**590,696**	**1,286,694**	**2,155,952**	**234,722**	**6,111,071**
Nickel	44,116	11,067	9,648	(247)	15,235	79,819
Corporate	14,445	13,061	–	10,430	4,569	42,505
Distribution Center	25,267	4,486	–	722	855	31,330
Nickel refinery	4,163	1,808	–	7,534	306	13,811
Coal	–	1,267	–	70	–	1,337
Asia-Pacific	**87,991**	**31,689**	**9,648**	**18,509**	**20,965**	**168,802**
Corporate	39,985	6,962	–	(17,913)	542	29,576
Pelletizing	10,323	3,527	–	1,943	587	16,380
Logistic	4,139	1,009	–	209	24	5,381
Nickel refinery	2,947	5,747	–	(12,425)	414	(3,317)
Europe and Middle East	**57,394**	**17,245**	**–**	**(28,186)**	**1,567**	**48,020**
Corporate	1,562	18,021	–	(13,507)	11,465	17,541
Nickel	–	268,393	1,039	(296,020)	21,003	(5,585)
North America	**1,562**	**286,414**	**1,039**	**(309,527)**	**32,468**	**11,956**
Total	**1,989,954**	**926,044**	**1,297,381**	**1,836,748**	**289,722**	**6,339,849**

[7] Negative amounts reported on the tables are due to refunds.
[8] Payments by government detailed at the national ("federal"), regional ("state") or local ("city") government level.

Payments by jurisdiction

Taxes borne – Amounts in $ thousand

	Corporate income taxes	Payroll taxes	Taxes on mining	Taxes on products and services	Other taxes	Total
Brazil	1,843,007	309,969	1,284,743	1,346,284	29,041	**4,813,044**
Canada	495	54,427	–	8,202	21,003	**84,127**
Indonesia	44,116	–	9,648	(247)	11,524	**65,041**
Switzerland	39,985	1,629	–	–	448	**42,062**
Malaysia	25,301	1,843	–	722	687	**28,553**
Oman	14,462	2,875	–	2,152	327	**19,816**
China, Mainland	8,573	2,509	–	–	1,570	**12,652**
Japan	5,522	791	–	–	224	**6,537**
Singapore	4,479	890	–	–	–	**5,369**
United Kingdom	2,947	2,061	–	3	414	**5,425**
United States	1,067	115	–	452	28	**1,662**
Peru	–	125	1,111	76	19	**1,331**
Australia	–	1,268	–	–	–	**1,268**
Chile	–	33	840	81	15	**969**
Netherlands	–	234	–	–	–	**234**
Argentina	–	19	–	51	13	**83**
Uruguay	–	–	–	–	37	**37**
Taiwan, China	–	9	–	–	–	**9**
Luxembourg	–	–	–	–	1	**1**
Total	**1,989,954**	**378,797**	**1,296,342**	**1,357,776**	**65,351**	**5,088,220**

Taxes collected – Amounts in $ thousand

	Payroll taxes	Taxes on mining	Taxes on products and services	Other taxes	Total
Brazil	279,655	–	809,323	205,548	**1,294,526**
Indonesia	12,515	–	9,513	5,789	**27,817**
Japan	1,636	–	7,674	82	**9,392**
China, Mainland	6,320	–	968	918	**8,206**
Malaysia	3,063	–	–	168	**3,231**
Oman	1,662	–	–	284	**1,946**
Netherlands	1,731	–	24	–	**1,755**
United States	886	–	–	–	**886**
Peru	529	–	136	24	**689**
Singapore	839	–	(191)	(4)	**644**
Chile	348	–	–	20	**368**
Australia	–	–	70	–	**70**
Argentina	18	–	1	5	**24**
India	4	–	–	7	**11**
Taiwan, China	2	–	–	–	**2**
United Kingdom	4,336	–	(12,752)	–	**(8,416)**
Switzerland	2,717	–	(17,613)	93	**(14,803)**
Canada	230,986	1,039	(318,181)	11,437	**(74,719)**
Total	**547,247**	**1,039**	**478,972**	**224,371**	**1,251,629**

Photo: Ricardo Teles



Regional highlights

We are a major player in the global mining industry with a presence across several regions, each characterized by unique cultural, social, and economic landscapes as well as varying tax systems. Despite these differences, our leadership and steadfast commitment to sustainable practices remain a constant, defining characteristic.

We are aware of the transformative social and economic impacts that our operations have on the regions and communities in which we operate. Consequently, we consider our tax contributions not merely as a legal obligation, but as a fundamental component of our corporate responsibility.

Beyond fulfilling our tax obligations, we actively engage in initiatives that foster community development, improve social well-being, and promote environmental stewardship. Through our operations and social projects, we generate employment opportunities, support local businesses, and invest in education, healthcare, infrastructure, and environmental conservation projects.

Moreover, our partnerships with governments, local authorities, and community organizations empower us to identify and address the specific needs and priorities of the regions where we operate. By aligning our efforts with local development objectives, we work in partnership with communities to contribute to long-term prosperity and resilience.

In this section of the report, we provide information on the taxes we pay on a regional basis. To provide broader context, we also summarize our principal business operations in these regions and highlight examples of our wider contributions, beyond tax.

In 2024, Vale paid[9] $ 6.3 billion in taxes and royalties; the majority of this contribution – $ 6.1 billion – was paid in Brazil.

Corporate income taxes
$ 1,990 million

Payroll taxes
$ 926 million

Taxes on mining
$ 1,297 million

Taxes on products and services
$ 1,837 million

Other taxes
$ 290 million

Total tax contribution
$ 6,340 million

Workforce
174,116

Payment by Region


169
48
12
6,111
South America
Asia-Pacific
Europe and Middle East
North America

Amounts in $ million

Taxes Borne vs Taxes Collected


1,990
547
379
1
1,296
479
1,358
224
Corporate income taxes
Payroll taxes
Taxes on mining
Taxes on products and services
Other taxes
66
Taxes Borne
Taxes Collected

Amounts in $ million

[9] The total includes all tax payments made during FY 2024. In a number of jurisdictions, refunds from governments are received. In 2024, such refunds amounted to $ 608 million, and are included in the total figures reported above.

South America

Our business

We have operated in South America for more than 80 years; with our main operations located in our home market of Brazil. In the region, we produce iron ore and energy transition metals, predominantly copper and nickel.

Vale's operations in Brazil benefit from pre-existing logistics infrastructure, originally built to transport iron ore. We also engage in greenfield mineral exploration in Brazil, Peru and Chile.

Our main operations in South America are as follows:

Iron Solutions

Open pit mines – 3 systems in Brazil:

- Northern System: a fully integrated system located in Carajás, State of Pará, consisting of three mining complexes, a railroad and one maritime terminal.
- South-eastern System: another fully integrated system located in Iron Quadrangle, State of Minas Gerais, consisting of three mine complexes, a railroad, a maritime terminal and a port.
- Southern System: also located in Iron Quadrangle, State of Minas Gerais, this system consists of two mining complexes and two maritime terminals.

Pelletizing plants:

- Located in Espirito Santo and Maranhão. The pelletizing process combines iron ore and other elements in the shape of pellets to feed iron oxide during the steel-making process. We have eight operational pelletizing plants in Brazil for pellet production.

Briquette plants:

- Two plants in Espírito Santo. Briquette is an innovative product and has the potential to reduce CO_2 emissions by up to 10% in steel production.

Energy Transition Metals

- Pará – Our nickel operations at Onça Puma comprise two main open pits (Onça and Puma), satellite deposits and a smelting operation producing a high-quality ferronickel for application within the stainless-steel industry.
- Pará - Our copper operations at Sossego and Salobo include the biggest copper mine in Brazil, and comprise four open pits (Sossego, Sequerinho, Pista and Mata II), satellite deposits, and a processing facility for the production of copper concentrate.

Tax Overview

In 2024, Vale paid $ 6.1 billion in taxes in South America. Approximately 99.9 % of this total was paid to Brazil, where we have about 90% of our total global workforce.

Corporate income taxes $ 1,843 million	Payroll taxes $ 591 million
Taxes on mining $ 1,286 million	Taxes on products and services[10] $ 2,156 million
Other taxes[11] $ 235 million	Total tax contribuition $ 6,111 million
Economic contribution[12] $ 26,736 million	Workforce 156,305

In South America, most of Vale's tax payments are made in Brazil where the rate of corporate tax is 34%, and specific mining royalties (CFEM) and state and municipal mining inspection taxes apply.

In Brazil, mining companies are subject to specific taxes, royalties and other levies in relation to their exploitation of national mineral resources.

Payments include:

- **Mining royalties** – Financial Compensation for the Exploration of Mineral Resources ("*CFEM*" in Portuguese). This mining royalty is calculated using the rates that vary from 1% to 3.5% and payments are made to the National Mining Agency, which is responsible for distributing proceeds to states and municipalities, according to where the mining activity occurs and impacts[13].
- **State and municipal mining inspection taxes** – Several Brazilian states[14] and municipalities[15] impose TFRM which is currently assessed, on a monthly basis, mainly from R$ 2.11 to R$ 13.73 per metric ton of minerals produced in, or transferred from, the state.

In Pará, due to adherence to the state tax program called Pará Infrastructure ("Programa Estrutura Pará", in Portuguese), in 2024 50% of the TFRM collected, equivalent to $202 million, specifically assigned to fund construction projects carried out for the benefit of local communities in accordance with Law No. 7,591/2011 and Decree No. 3219/2023. Vale has no subsequent rights of ownership or use in such projects.

[10] About 48% ($1,038 million) was settled through credits.
[11] The majority of these payments – $206 million – are a result of withholding income tax over interest on shareholders' equity, and debentures distributions made by Vale in 2024. More details on the interest on shareholders' equity and debentures mechanism can be found in **Vale´s 20-F report**.
[12] According to GRI 201-1, contained in **Integrated Report**.
[13] Due to constitutional requirements, not all of which are adequately reflected in infraconstitutional laws, this royalty must be calculated over: (i) net revenues, when mineral resources are subject to sale, being applicable transfer pricing rules to sale for related parties; or (ii) costs of mining, when mineral resources are subject to internal consumption. Vale strictly follows all constitutional rules regarding the matter.
[14] Including Minas Gerais and Pará.
[15] We consider that there are solid arguments to contest the mining inspection taxes imposed by municipalities.

For mining taxes in Brazil, we paid an average tax rate on revenue of 5.33%. In 2024, this equated to $ 1,285 million paid to the Brazilian tax authorities.

Iron Ore	Copper	Others
$ 1,226 million	$ 57 million	$ 2 million

Beyond Tax

In addition to our economic contribution to the South American and Brazilian economies through employment, we also support various social transformation initiatives beyond the traditional mining value chain.

Recycling project in Espirito Santo

One such project Vale is currently investing in is a new state of the art waste plastic processing facility, which is helping to clean up the region and provide employment in the local community.

In partnership with the Federal University of Espirito Santo, our investment has helped to deliver the first PET plastic-based dust suppressant factory in Espírito Santo, with a capacity to recycle 70 tonnes of plastic and the potential to remove more than 1 million PET bottles from the environment every month.

The plastic is crushed and undergoes a chemical recycling process that transforms it into biodegradable resin; this resin can then be applied to stockpiles of iron ore and coal, to railway loads and to unpaved access roads, acting as a protective film that reduces dust emissions.Vale will be deploying this resin solution at its operations.

Most of the plastic used in the plant will be supplied from within the region a demonstration of our commitment to improving the communities we work. To date, 580 people, including waste pickers and their families, have already benefited from Reciclo's actions, carried out with 12 associations in six municipalities in Espírito Santo. More than 60,000 people now have selective collection available in their homes and workplaces, with 156 new collection points installed.

Reciclo has led to a 56.7% increase in waste pickers' income, reaching an average of R$ 1,338 per person. We achieved this thanks to our strong partnerships and the investment of R$ 1.8 million in equipment, works and training. This investment made it possible to increase the monthly recyclable collection rate from 168 tonnes in 2021 to an average of 357 tonnes in 2024.

Marabá Knowledge Station

In addition, located in Para, the Vale Foundation maintains the Marabá Knowledge Station which serves 395 children and 663 adolescents. The services offered to the community are free and include sports activities (athletics, football, footvolley, and sand volleyball), cultural activities (theater, dance, music lessons and capoeira), education, health and social assistance.

After 15 years in Pará, the Knowledge Station has already supported more than 1,600 families with services and activities that seek to contribute, mainly, to the development of children and adolescents. The space is distinguished by its alignment with public policies and is maintained by the Vale Foundation, with support from Vale and other partners, including Wheaton Precious Metals, CXHI, Posco, and the Industrial Learning National Service (Senai).

Vale's dedication to sustainability extends beyond environmental responsibility, encompassing a commitment to drive positive societal impact where we work. We invest in initiatives designed to create a lasting, positive legacy in several key areas: cultural enrichment, protecting the rights of children, adolescents, and the elderly, promoting health, and fostering sports development. By strategically supporting initiatives that bolster public policies, we strive to create shared value for communities."

Since 2018, Vale has been ranked as the largest sponsor of social and sporting initiatives in Brazil.

In 2024 our sponsorship for these initiatives[15] has provided $ 73.7 million to 340 projects and 107 funds.

Additionally, our Cultural Institute was recognized as the largest sponsor in culture and, since 2020, more than 830 projects have benefited from investment totaling $ 205 million.

Photo: Leo Lopes


CATERPILLAR
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[15] Social initiatives in line with different Federal Incentive Laws.

North America

Our business

As Vale's primary business activities in North America are situated in Canada, where our operations are longstanding. We have three separate operations as well as a strategic project in this country. In Ontario, we operate five mines, a mill, smelter and refinery in Sudbury, as well as a refinery in Port Colborne. In Manitoba, we operate a mine and a mill in Thompson, located in the heart of the Northern Boreal Region. In Newfoundland and Labrador, nickel concentrate from the remote fly-in, fly-out Voisey's Bay mine site is shipped to our state-of-art Long Harbour processing plant.

Our main output from these operations is high-quality, low-carbon energy transition metal products. Vale is Canada's largest producer of nickel, a versatile metal known for its use in specialized applications such as batteries and metal coatings. Our operations in Canada also produce copper, cobalt, gold, silver, platinum group metals, and other precious metals. Vale also has its Energy Transition Metals operational headquarters in Toronto as well as a sales and marketing office in the US.

Vale employs over 7,000 people in North America, with the majority residing in the communities where our mining and processing operations are located.

Tax overview

In Canada, our operations are not currently in a corporate income tax-paying position, mainly due to changes in global market prices for metals, increased production costs, and significant capital investment in our operations which, over time, can be deducted when calculating our tax liabilities.

Additionally, we often receive tax refunds on indirect taxes for products and services in Canada. This is because we pay value-added taxes on purchases from our Canadian suppliers, whereas the goods we export from Canada are subject to zero-rated value-added tax.

Corporate income taxes $ 2 million	Payroll taxes $ 286 million
Taxes on mining $ 1 million	Taxes on products and services $ (309) million
Other taxes $ 32 million	Total tax contribuition $ 12 million
Economic contribution $ 4,217 million	Workforce 9,144

Beyond tax

Vale is proud to operate in Canada. We acknowledge and take seriously our support Indigenous and Aboriginal Rightsholders, organizations, groups, and projects that make this country a sustainable place to live, learn and work. At a national level, Vale supports programs that benefit Canadians across the country and which align with our own values and objectives. We are committed to building strong, strategic partnerships with organizations that both understand and help us advance our business and community investment objectives. We are proud to support many national and local initiatives, which include the following:

Canada – Vale Electric Vehicle Lab at Cambrian College

The new Vale Electric Vehicle Lab at Cambrian College in Sudbury is one of the few public research facilities in Canada to focus on mining and heavy-duty electrical equipment. Unveiled in 2024, the lab offers students in related programs at Cambrian the opportunity to conduct paid research and development projects.

Our $ 750,000 investment in this lab space is a testament to our commitment to innovation and sustainable development. By supporting state-of-the-art facilities for prototyping, testing, and training, we aim to bridge the gap between industry needs and academic excellence. This partnership will help us all to stay ahead of the curve in the fast-evolving EV landscape.

Canada – Walking together to defeat depression

In 2024, employees from our Ontario, Manitoba, and Newfoundland and Labrador operations participated in a charity walk to raise valuable funds in support of the Walk to Defeat Depression campaign. As part of the event, we donated $ 225,000 to Mood Disorders of Canada.

The donation is part of our three-year partnership in support of Mood Disorders Society of Canada and the Walk to Defeat Depression campaign. The campaign encourages physical activity such as walking and running, along with social interaction, as a means to positively impact mental well-being. The campaign also promotes open conversations about mental illness to educate people, break down barriers and combat ongoing stigma.

Europe and Middle East

Our business

Our operations in Europe are mainly located in the United Kingdom, where we run a nickel refinery in Clydach and the global headquarters of our Energy Transition base metal business in London. Our refinery produces refined nickel in the form of powders and pellets, sourced from nickel oxide produced by Vale's affiliates. The resulting nickel products are high quality, reaching purity levels of 99.9%. The purity of Vale's nickel powders and pellets makes our products ideal for specialist applications such as in high nickel alloys, as well as plating and stainless steel applications. Additionally, the premium nickel products refined in Clydach will serve the electric car industry, providing a clear example of how our products are supporting the energy transition. We also have corporate offices in Switzerland and the Netherlands.

In the Middle East, our major operations are located in Oman, which can produce over 9 million metric tons of iron ore pellets per year. Oman has a strategic location, geographically close to Europe, Asia and Africa, and its deep-water port can accommodate our large vessels. As a result, we have a handling capacity of 40 million tons of iron ore and pellets every year. Our pelletizing plant in Sohar embeds innovative environmental solutions, involving control and monitoring measures. We are investing, and have more plans to invest, in the country. For example, in 2024, we entered into a partnership with Jinnan Iron & Steel Group to engage in iron ore concentration activities, which will reduce the environmental impact associated with manufacturing low-carbon steel products via the direct reduction route, method where iron ore is reduced to iron without melting the ore.

Tax overview

In 2024, we paid corporate income taxes, payroll taxes and other taxes in Europe and the Middle East. Certain refunds continue to be receivable in the UK on the basis that, while we pay value-added taxes on purchases from our suppliers, these become refundable on the basis that the goods we export are subject to zero-rate value-added tax.

Corporate income taxes
$ 57 million

Payroll taxes
$ 17 million

Taxes on mining
–

Taxes on products and services
$ (28) million

Other taxes
$ 2 million

Total tax contribution
$ 48 million

Economic contribution
$ 5,826 million

Workforce
5.573

Beyond Tax

We value equally all of the jurisdictions we operate in; even where extraction is not undertaken in a region, our presence remains significant and impactful. We diligently pursue opportunities that not only contribute to our own growth but also create a positive impact for local communities. Our efforts remain wide-ranging and focus on generating employment opportunities, nurturing local talent, fostering economic diversification, and strengthening the jurisdictions' supply chains.

In this region, our initiatives include the following:

Oman – Our continuous engagement

Our initiatives in Oman include promotion of volunteering, investment in educational projects in multiple areas, incentives for sports, the implementation of sustainable alternatives to improve the quality of life in the surrounding communities, and dust reduction systems installed in the complex.

We intensively invest in local talent, in 2024 for example, we invited and hosted some of the world's brightest minds to visit Oman and present 'guest lectures' in Muscat and Sohar in collaboration with local University & Collages in North Al Batinah and Muscat. The initiative, similar to TED-talks is aimed to build the capacities of Oman's next generation of leaders while reaffirming Vale's unwavering commitment to Oman's progress and growth.

We also invest in environmental initiatives aimed to transforming the future. As an example, in 2024 we unloaded around 35 3D printing artificial reefs in Liwa, in collaboration with the general directorate of agricultural wealth, fisheries, and water resource to provide essential habitats for marine organisms, contributing to the overall resilience of coral reef ecosystems and promoting biodiversity and ecological connectivity, enriching the marine environment through the intricate designs and bio-inspired features of the reefs.

United Kingdom – Looking after our Community

Vale's Clydach refinery and its employees have supported more than 40 community initiatives through the donation of time and resources – from employees volunteering to pick up street litter to our financial support for a range of important community organizations. Initiatives, and organizations supported by us, include Vale's Woodland Walk, an interactive outdoor community garden for school-age children, the Swansea Canal Society, the Clydach Heritage Society, the Friends of Coed Gwilym Park, and the Men's Shed, a safe space for all community members to come together.

Asia-Pacific

Our business

Our main activities in the Asia-Pacific region are concentrated in Indonesia, Japan and Malaysia. We also have a presence in China, Australia and Singapore.

In Indonesia, our operations center around our participation (30.5% in 2024) in PT Vale Indonesia TBK (PTVI), a producer of nickel-in-matte. Vale has a proud history in Indonesia where we have been committed to generating value for Indonesia's mineral resources by operating an integrated nickel mine, running our business through responsible and sustainable mining practices in the country, and in a way that has had a positive impact on the environment and society.

In Matsusaka, Japan, we have one of the largest nickel refineries in the country with an annual production capacity of 66,000 tons. After expansions in 1997 and 2014, it became one of the largest producers of nickel oxide sinter in Asia.

In Malaysia, our Teluk Rubiah Maritime Terminal allows better connection from our iron ore mines in Brazil to our markets in Asia. Opened in 2014, our terminal is the single largest foreign direct investment in the state of Perak. It reduces the lead time for iron ore transport by about 25 days and is designed to safely handle up to 25 million tons of iron ore annually. The facility comprises a deep-water pier, capable of harboring Valemax, one of the world's largest and most efficient bulk carriers, which allows us to reduce the greenhouse gas emissions from our shipments of ore to Asia.

Tax overview

Through our operations in Asia-Pacific, in 2024, we paid $ 169 million in taxes across corporate income taxes, mining taxes, payroll taxes, taxes on products and services and other taxes.

Our most significant tax contributions are in Indonesia. There, our nickel matte revenues are subject to mining royalties and the rate varies according to the London Metal Exchange's nickel prices, ranginging from 2% to 3%.

Corporate income taxes
$ 88 million

Payroll taxes
$ 32 million

Taxes on mining
$ 10 million

Taxes on products and services
$ 18 million

Other taxes
$ 21 million

Total tax contribution
$ 169 million

Economic contribution
$ 1,073 million

Workforce
3,094


Photo: Valdirene Resende



Photo: Jeferson Capela

Beyond Tax

In all of our Asia-Pacific jurisdictions, we are firmly committed to contributing towards the protection of natural resources and the environment, and generating broader sustainable social impact for our communities. In the region, we invest in local development both by hiring local talent and suppliers, and through projects to sustainably improve the life of the communities that surrounds us. Some examples of our initiatives include:

Indonesia – Community Development and Empowerment Programs

PTVI has been recognized by the government for its commitment to community welfare and empowerment around its operational areas. The company received the 2024 Community Welfare Mine (Tamasya) Award for its consistent implementation of Community Development and Empowerment Programs (PPM), which benefit local residents in education, health, and economic development. Notable initiatives include job skills training for local youth, a Community Scholarship Program for students from low-income families, and school bus transportation for students from five villages. PTVI has invested over $ 3 million in these programs in 2024.

PTVI also supports health services through programs like the Supplementary Feeding Program for pregnant women and babies, and health services at Primaya INCO Sorowako Hospital. Additionally, the company runs economic empowerment programs such as sustainable agriculture and MSME assistance, and infrastructure projects like house renovations and provision of clean water and electricity. PTVI's commitment to sustainability extends to land reclamation, biodiversity conservation, and community development, earning it global recognition for strong ESG performance and leadership in industrial decarbonization.

Malaysia - Enhancing value through cultural and sporting engagements

In 2024, in collaboration with local authorities, Vale contributed more than $ 1 million to the revitalization of Beruas, a town in the Perak state, through mural projects and infrastructure improvements. Beruas was selected as a pilot location for this initiative due to its historical significance and potential for the development of cultural tourism. The urban rejuvenation efforts aim to preserve and promote local history and culture, attract more tourists, and create employment opportunities for local artists and businesses. These enhancements will also elevate Beruas' identity as a heritage town, strengthening its appeal as a destination for cultural tourism in Perak.

Further exemplifying Vale Malaysia's steadfast dedication to community engagement and well-being, we proudly collaborated with Majlis Perbandaran Manjung (MPM) to co-host the inaugural Manjung Run 2024. This flagship event was designed to promote health, wellness, and social cohesion, drawing an impressive 3,000 participants, including both local and international runners. Through Manjung Run 2024, Vale continues to champion meaningful initiatives that promote well-being, tourism, and economic empowerment, leaving a lasting impact on the communities.

China - Our continuous support to Project Hope

Since 2008, Vale has partnered with the China Youth Development Foundation (CYDF) to construct six "Vale Hope Primary Schools" in Sichuan, Henan, and Qinghai provinces, providing safe learning environments for children affected by natural disasters like the 2008 Wenchuan Earthquake and the 2021 Henan rainstorms. Vale China continues to support these schools through ongoing financial contributions and employee engagement. In October 2024, volunteers, including the Country Manager, visited Yangjiaba Vale Hope Primary School in Sichuan Province to conduct interactive lessons on ores, mining processes, and the importance of safety and sustainability.

Vale's commitment to social responsibility in China extends beyond the Vale Hope Primary Schools. The company has contributed to Project Hope initiatives such as Hope Kitchens, Happy Cinemas, and Happy Music Classrooms, and provides bursaries to students in need. These efforts earned Vale the "Project Hope 35th Anniversary Commemoration - Tribute to Partners" Certificate of Honor from CYDF in 2024. Vale employees are proud of the positive impact on students' lives and remain dedicated to supporting China's social and economic development.

Photo: Marcelo Coelho


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231

Financial reconciliations

The income tax expense recorded in our Financial Statements reflects the impact on our economic position at year-end according to Vale's results. It is intended to provide an indication of the amount of tax we expect to pay for the activities performed during that year, so that it is possible to assess the impact that income tax may have on our financial position.

In this report, we present the income tax paid during the year on a cash basis, which generally does not correspond to the income tax expense amount disclosed in the Financial Statements for various reasons, as shown in the chart. As an example, income tax paid during this financial year may include payments relating to activities in a previous financial year but may exclude final payments relating to activities in this financial year, which may occur after the end of the financial year.

Reconciliation of Corporate Income Tax and Cash Flow


(2,088)
(723)
1,139
(397)
(1)
(1,990)
57
74
(1,859)
Current tax▽
Tax payment in different FY
Current Income Tax in other accounts
Refis▽
Interest and Fines
Corporate Income Tax paid*
Tax compensations
Others
Cash Flow*

Values in $ million

▽ According Vale's Financial Statement
* As per this Tax Contribution Report
* According Vale's cash flow on Financial Statement

Effective Tax Rate

Brazilian corporate tax law requires taxation on income on a worldwide basis (including profits generated from foreign subsidiaries under Controlled Foreign Corporation ("CFC") rules) and, therefore, Vale's income tax charge is calculated using the statutory tax rate in Brazil at the end of the reporting period. The income tax liability shown in our consolidated financial statements is calculated by applying the difference between the Brazilian income tax rate and the local income tax rate of each jurisdiction where our subsidiaries operate and generate taxable income.

In our 2024 consolidated financial statements, we recorded an income tax expense of $ 721 million, a reduction of $ 2,325 million compared to the income tax expense of $ 3,046 million recorded in 2023, mainly due to a 40% reduction in taxable income.

Our effective tax rate was of 10.8%. Additionally, if we exclude the exceptional items: (i) addition of tax loss carryforward (impact of $ 617million), ii) gains arising from acquisition and divestures (impact of $ 651 million), and (iii) reclassification of cumulative adjustments to the income statement (impact of $ 24 million) our adjusted effective tax rate was 30.06% for 2024.

	Effective tax rate	Adjusted Effective tax rate
Income before income taxes	**6,696**	**6,696**
Income taxes at statuary rate (34%)	**(2,277)**	**(2,277)**
Adjustments that affect the taxis basis:		
Tax incentives	1,428	1,428
Provision related to Samarco	(361)	(361)
Gains arising from acquisition and divestures (ii)	651	-
Equity results	103	103
Addition of tax loss carryfoward (i)	617	-
Unrecognized tax losses of the year	(127)	(127)
Reclassification of cumulative adjustments to the income statement (iii)	24	-
Effects on tax computation of foreign operations	(406)	(406)
Other	(373)	(373)
Income taxes	**(721)**	**(2,013)**
ETR/AETR	**10.77%**	**30.06%**

More details on the reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is presented in note 9 of our consolidated **financial statements**.

Photo: Marcus Desimoni - Nitro


VALE
VISITANTE

Our approach to tax

We consider mining to be an essential driver of economic growth, development and believe that we can only serve society by generating prosperity for all while taking care of the planet. **At Vale, we also believe that demonstrating responsibility in tax and investment matters is fundamental to fulfilling our purpose. It is in this spirit, and in alignment with our purpose, that we approach tax and investment.**

Our tax function is led by our Vice President of Finance and Investor Relations, who sits on Vale's Executive Board.

Our Executive Board plays an important role by regularly reviewing and overseeing the group's tax affairs. It approves this tax report and our **Tax Policy**, thereby ensuring that our tax practices align with our corporate values and strategic objectives. This oversight guarantees transparency, accountability, and adherence to best practices in the group's tax-related matters.

As outlined in our Tax Policy, our approach to tax is based on the following five principles:

Transparency

Being transparent about the taxes and royalties we pay is a way to demonstrate how we contribute to the economies of the jurisdictions and communities where we operate. By adopting a transparent approach, we aim to foster trust with our local, national, and international stakeholders.

Creation of long-term value

We aim to create long-term value for all stakeholders involved in our business activities. Investment in our mines is often a multi-decade commitment to a community, and where we can share value, we create a stronger sustainable business.

Effective risk management and control

In every aspect of our business, we work to provide certainty and manage risk. In terms of tax, this means that we have effective frameworks in place to identify, monitor, control and manage our tax risks, in compliance with our Internal Risk Management Policy[20].

Excellence in compliance

We respect applicable local tax laws and comply with tax reporting obligations in every jurisdiction where we operate.

Proactive and open engagement with tax authorities and stakeholders

We seek to develop open, collaborative relationships with tax authorities, acting with integrity in the jurisdictions in which we operate. We engage in proactive discussions in relation to tax matters, business operations and investments.

Photo: Felipe Borges



[20] The guidelines and guidance for the corporate risk management strategy are set out in **Vale's Risk Management Policy**.

Our principles in practice

The following examples illustrate how our tax principles are integrated into Vale's daily operations and how the company promotes a responsible approach to tax and investment matters.

Transparency – Aligning with new US reporting on resource extraction payments

As a result of our global reach, we are subject to evolving, and increasingly stringent, transparency requirements that span borders. Our tax team diligently monitors these regulatory changes, proactively ensuring our commitment to meet, and often go beyond, these requirements. This dedication to regulatory monitoring extends beyond mere compliance and is integral to Vale's efforts to keep our stakeholders thoroughly informed.

As mining constitutes our primary activity, we recently became subject to new Securities and Exchange Commission (SEC) transparency rules which require the disclosure of taxes, royalties and certain other extractive-related payments to governments through the filing of Form SD with the SEC. With the diligent support of our team, we successfully lodged our first Form SD in a timely manner during 2024, providing the required information in relation to the 2023 fiscal year. For more details on this report, **click here.**

The disclosure of the Form SD required by the US regulatory further extends Vale's ongoing transparency commitments regarding the disclosure of our payments to governments, alongside other reporting regimes such as EITI, the Canadian ESTMA regulations and the Swiss Code of Obligations.

Creation of long-term value – Investment in the manufacturing of low-carbon steel products

Engaging in sustainability-focused projects offers Vale opportunities to generate long-term value for society. Our tax team empowers and partners with the wider business to create this value by providing continuous tax support, thereby driving the enduring success of our initiatives.

In 2024, we announced a partnership with Jinnan Iron & Steel Group to establish an iron ore concentration plant in Oman. This partnership prioritizes innovation, using advance technology to reach a higher quality concentrate. This concentrate is then used to produce high-quality pellets and, in the future briquettes, both ideal for Direct Reduction Iron (DRI) steelmaking. DRI represents a significant leap forward in environmentally responsible steel production bypassing the traditional blast furnace melting process. By harnessing cleaner energy sources, initiatives like the Sohar Concentration Plant will pave the way for a more sustainable manufacturing future for the steel industry.

Our tax team contributed significantly to this project, providing comprehensive and meaningful support to the business team with the objective of ensuring readiness for the transaction, including but not limited to the identification of the proper location for the operations and business model as well as the support in view of equipment import and future operation.

Photo: Ricardo Teles



Effective tax risk management and control – Our tax risk governance model

Consistent with our risk management approach, we are committed to conducting our tax matters with certainty, fairness and transparency.

The company adopts the best practices to administer such risks, as delineated henceforth. In terms of tax, we have effective frameworks in place to identify, monitor, control and manage tax risks, in compliance with our **Internal Risk Management Policy**, Tax Strategy, Code of Conduct and our corporate governance rules, as well as with our commitment with legality and business ethics.

The main purposes of the Company's Risk Management Policy are:

- Promoting a culture of risk management across the Company.
- Supporting the strategic planning and sustainability of Vale's businesses, optimizing capital allocation and enhancing asset management.
- Measuring and monitoring potential risks on a consolidated basis, considering the effects on Vale's entire business.
- Supporting the evaluation of potential impacts related to new investments, acquisitions and divestments on Vale's risk landscape.
- Mapping present and emerging risks and seeking timely solutions to mitigate negative impacts on the Company's business objective and strategic objectives.

Tax related risks are evaluated for business decision-making. While uncertainty in relation to the interpretation of the tax laws and regulations is an element that cannot be fully excluded from our business, tax risks are regularly identified, escalated and monitored.

Considering an integrated risk management governance process, based on the concept of Lines of Defense, which is structured as follows:

First line of defense

The team is formed by operational and non-operational agents of the Company, who are responsible for:

I. Recording and directly managing the risks involved in the whole business model;

II. Implementing, and monitoring preventive and mitigating controls, as well as defining action plans

III. Managing preventive and mitigation strategies according to their attributions, making sure they are accurate, timely and compliance with external regulations and internal policies, process safety, and address any deficiencies in controls when detected.

Second line of defense

Composed of the Integrated Risk Management (Enterprise Risk Management – ERM), which reports to the Executive Vice-President of Finance and Investor Relations, whose responsibilities include:

I. Consolidating, organizing and reporting the performance of risk management;

II. Developing and implementing policies, methodologies and tools for effective risk management;

III. Supporting and monitoring compliance with the organization's risk governance model;

IV. Supporting the First line of defense;

V. Promoting integrated communication and disseminating the Company's risk management culture.

Second specialist line of defense

Comprises areas defined by Vale's Executive Committee responsible for:

I. Defining methodologies, technical, technological and minimum management standards, as well as risk and asset reliability indicators that the First line of defense must adopt;

II. Monitor adherence to defined guidelines.

Third line of defense

Composed of the Internal Audit and the Whistleblower Channel, which:

I. Conduct, observing their respective areas of operation, evaluations and inspections, by means of control tests and investigation of complaints, providing exempt assurance, including on the effectiveness of risk management and prevention, internal controls and compliance;

II. Report to the Executive Committee and the Audit and Risk Committee on Priority or Emerging Risk Topics, taking into account the results of their audit work.

Excellence in compliance

As an organization with a global footprint, we are subject to numerous statutory reporting obligations. Deep knowledge of local and international taxation among our expert professionals and the establishment of consistent, timely and efficient processes by our tax team has enabled us to meet our compliance requirements at the local, national, regional, and global level. Compliance with tax laws promotes transparency, fairness, and equity in the distribution of tax burdens across society.

We focus on quality and control, and we have established internal processes to ensure that we consistently meet our tax filing and compliance obligations.

By adhering to our tax compliance principles, we contribute to governments' fiscal budgets and thus support public services and infrastructure, playing a crucial role in building a sustainable and prosperous society for all.

Through a robust in-house system, we monitor the fulfilment of tax obligations according to local deadlines, including the filing of corporate income tax returns, local files and VAT returns, and the timely payment of tax liabilities. In 2024, our monitoring covered 271 such tax obligations across all our jurisdictions.

Pillar Two implementation

We are involved in various industry and broader working groups relating to tax. This activity contributes to the creation of precise directives, increases understanding of the technical and digital complexities that both businesses and tax authorities encounter, and ultimately streamlines compliance procedures.

In December 2021, the Organization for Economic Co-operation and Development ("OECD") released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the "GloBE effective tax rate".

When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profits, referring to the difference between its effective GloBE rate and the minimum tax rate.

From 2024, Vale became subject to Pillar Two rules in the Netherlands, Switzerland, Australia, United Kingdom, Japan, Luxembourg and Canada. In Brazil, Law No. 15,079/24 and Normative Instruction RFB No. 2,245/24 were published in December 2024 to align Brazilian tax legislation with the OECD's GloBE rules with effect from January 1, 2025.

To ensure that we comply with such rules we implemented a quarterly monitoring of our jurisdictions' results, with the support of our external advisors. During that process, we mapped all the data needed and implemented a data collection process.

Mainly due to the application of certain simplifying rules ("Safe Harbor") in the GloBE computation, we do not expect to suffer any material impact in relation to Pillar Two.

Proactive and open engagement – Energy Transition Metals change in project implementation

We prioritize transparent communication with tax authorities and our broader stakeholders, going beyond our conventional fiscal duties. Our tax professionals actively engage with interested parties through participation in various forums and advocacy initiatives, acting in the best interest of our company while engaging with the wider industry and the societies where we operate. Through our participation, we advocate for fair practices aligned with our responsible tax policies, aiming to contribute to a wider positive impact.

As an example, in 2024 we faced a change in the implementation of one of our largest projects in the Energy Transition Metal business, where dialogue with different tax authorities had been undertaken based on an expected project profile. In view of this change, our tax team took the initiative to proactively engage in a new dialogue with the Swiss tax authorities to pursue continuous and transparent communication, thereby reinforcing our commitment to upholding responsible tax practices.

Vale is committed to acting with integrity and transparency. Listening when dealing with partners is a key behavior of our organization which is also embodied in our tax work. Our Code of Conduct outlines the fundamental principles that guide the professional conduct of all who work for Vale, or act on our behalf.

Anyone, inside or outside Vale, who wants to report a case, or a suspected case, of ethical misconduct, can use **Vale's Whistleblower Channel.** The channel is an exclusive tool for this purpose, structured to ensure absolute confidentiality, protecting the anonymity of the whistleblower, and preserving the information so that a fair investigation can occur.

The Whistleblower Channel guarantees all the conditions for a report to be independently verified. Under no circumstances will there be any breach of confidentiality, intimidation, or retaliation against the whistleblower.



Photo: Uenice Cunha Correa

Tax Guidelines

Business structure

As our business evolves, so does the legal and regulatory environment in which we operate. In conducting our commercial activities, we adhere to the tax laws of the jurisdictions where we conduct business, aiming to maximize long-term value sustainably for all our stakeholders.

The structuring of our operations gives full regard to potential impacts on our business goals and embeds both commercial and economic substance. While we may seek to take steps to responsibly make adequate use of resources and pay our fair share of tax, for example on rationalizing the structure to gain agility whilst minimizing costs, we will not put in place any arrangements that are contrived or artificial.

Our company is committed to operating in full compliance with all applicable local legislation. In instances where there is uncertainty in interpreting the law, we seek independent external advice to meet our tax obligations.

It is important to note that certain aspects of Brazilian tax legislation, in particular its Controlled Foreign Corporation ("CFC") rules, may result in additional taxes in Brazil regardless of how our international operations are structured. All Vale entities are subject to CFC rules, as Brazil is the jurisdiction of our ultimate parent entity. Brazilian CFC rules are among the strictest in the world, requiring the taxation in Brazil of the statutory profits of all direct and indirect foreign subsidiaries and affiliates, irrespective of their location. All such profits are taxable based on ownership percentage at a statutory rate of 34%, with compensation available for corresponding corporate income taxes paid abroad.

While various aspects of the Brazilian tax regime, such as thin capitalization rules, as well as international developments such as the OECD's Pillar Two initiative, aim to counter profit shifting, Vale's international investments and transactions remain grounded in fundamental commercial principles. We are firmly committed to equitably sharing the value we generate among our stakeholders.

Engagement with tax authorities and Tax Risks

We prioritize transparent and collaborative relationships with tax authorities and stakeholders, in compliance with our **Code of Conduct** and anti-corruption legislation in force in the jurisdictions where we operate.

We aim for certainty on our tax positions to provide a fair payment of tax according to the prevailing law. While uncertainty in relation to tax matters is an element that cannot be fully excluded from our business, we have solid and effective internal risk management procedures in place to identify, monitor, control and manage our tax risks, in compliance with our **Internal Tax Risk Management Policy.**

Resolving tax issues through legal defenses and maintaining tax clearance certificates are a key focus[21]. Our tax practices are conservative, based on reliable estimates for losses, and assuming a position that should be accepted upon examination by the relevant Tax Authorities or a Court.

We promote fair, stable, and competitive tax systems aimed at reducing litigation. Our goal is to ensure governments receive appropriate tax revenues, while fostering economic growth, supporting local communities, creating jobs, and enabling sustainable, long-term tax contributions.

Our team of tax professionals also engage in national and international dialogues on tax-related matters. This engagement occurs both directly with governments and civil society, and indirectly through participation in business associations and industry groups. Through these interactions, we contribute to public consultations and provide insights on tax policy developments.

In 2024, we maintained active involvement in the Brazilian Tax Reform process, providing support for complementary regulations expected to take effect in 2026. We also participate in industry forums to exchange views and share our experience to promote value creation, economic growth and taxpayer fairness in our industry. We are an active member of non-profit organizations and forums that foster debate on tax developments and practices; these comprise both industry and tax-specific bodies as detailed below:

Type	Organization	Our role
Industry Specific	International Council on Mining and Metals (ICMM)	Council member
	Extractive Industries Transparency Initiative (EITI)	Supporting company
	Brazilian Mining Association (IBRAM)	Part of the Tax Working Group's Legal Committee
	National Confederation of Industry (CNI)	Member of its Tax and Fiscal Matters Council (CATF)
	Organization of the Largest Energy Consuming Industries (ABRACE)	Council member
	National Association of Railway Transport (ANTF)	Member of the Tax Committee
	Brazilian Association of Listed Companies (ABRASCA)	Council member
Tax Specific	Group of Applied Tax Studies (GETAP)	Member
	Tax Citizenship Center (CCiF)	Member of the Guidance Council

We are constantly monitoring global legislative and industry specific developments around tax transparency disclosure requirements. We are engaged with and consider guidance from global industry organizations, including the ICMM, the EITI and the GRI 207 standard, to strengthen transparency and accountability in our global activities.

We support beneficial ownership disclosure, in line with the expectations for EITI supporting companies. More information can be found in our consolidated **Financial Statements.**

We are subject to EITI assessment once every three years. In its most recent assessment, concluded in 2023, EITI commented on our areas of good practice and acknowledged our compliance with their expectations for supporting companies. Further information is available in the **link**.

As part of our commitment to engage with society, we seek to maintain open dialogue with our stakeholders around the world, seeking constant input to provide the most useful information to them as we continue our transparency journey. Cooperation involves listening. We know that there will be areas for improvement, and we welcome your feedback. Please visit the Contact Us page of the Vale website to share your comments.

[21] Our main current discussions in relation to Brazilian tax matters are described in our consolidated **Financial Statements** and **20-F report.**

Key tax matters

Intercompany transactions

Given the integrated nature of our operations, we engage in transactions with affiliates, subsidiaries, and jointly controlled companies throughout our production and commercial value chains.

Our cross-border related party transactions are priced according to the arm's length principle and are conducted in compliance with applicable transfer pricing rules. Our main related party transactions involve our commercial entities, the most significant of which is located in Switzerland. This entity serves as our primary interface with customers, many of whom are in Europe and Asia. It specializes in meeting customer requirements, managing freight between our operations and customers, managing inventories for export sales, and arranging processing operations abroad to secure the best markets and prices for our products. Additionally, it bears the risk and uncertainty in the global market. Its strategic geographic location and time zone, positioned mid-way between our production sites and our markets, enable us to best serve our customers.

We also disclose our main intercompany transactions to tax authorities as part of our local tax compliance requirements. Furthermore, we comply with the OECD's Country-by-Country Reporting (CbCR) Requirements by submitting our CbCR documents to the Brazilian tax authorities every year as part of our ultimate parent company's corporate income tax return (ECF in Portuguese). The report contains information by country on taxes, financial elements, employment, and Vale's functional profile. Our Master File and Local Files are also lodged with revenue authorities in line with their requirements.

Low-tax jurisdictions

We continuously monitor international developments to understand how individual jurisdictions are evaluated against various measures of transparency and cooperation, including the EU list of non-cooperative jurisdictions for tax purposes, the EU Watch List and Brazilian regulations on favorable jurisdictions[22]. Brazilian authorities employ a broader definition of low-tax jurisdictions than the EU, such that Brazilian transfer pricing rules also apply to third-party transactions between Vale (and certain Brazilian affiliates) and third-party organizations located in jurisdictions defined as favorable under the Brazilian tax regulations.

We have certain operating entities, notably in Oman where we operate two iron ore pelletizing plants and a distribution center, and Special Purpose Vehicles and holding companies located in low-tax jurisdictions, mainly as a legacy from historical acquisitions. The local profit of the entities located in low-tax jurisdictions[23] did not exceed $ 339 million in total in 2024. In all cases, the statutory profits of Vale´s entities located in any jurisdiction, including those with a low corporate tax rate, are ultimately taxed in Brazil at a tax rate of 34% under CFC regulations; therefore, there is no income tax benefit derived from entities in those jurisdictions.

To streamline and rationalize our structure and operations, we conduct regular reviews of all entities through our Legal Entities Reduction (LER) program. Where the program identifies entities that are no longer necessary, we endeavor to close them.

Photo: Ricardo Teles



[22] Normative Instruction nº 1,037 / 10 and Law nº 12,973 / 14
[23] As defined by the broader Brazilian regulations.



Photo: Ilya Titov – Adobe Stock

Tax incentives

We access tax incentives in some of the jurisdictions in which we operate, which are available to all qualifying taxpayers. In some instances, these incentives are contingent upon meeting specific criteria, related to employment or economic activity in our wider supply chain. None of the regimes under which Vale has been granted incentives are noted by the OECD as being a harmful tax practice.

The total amount of incentives available for Vale in Brazil for the year 2024 was nearly $ 564 million, of which 88% corresponded to incentives related to operations in the north region of Brazil (SUDAM), as shown in the table, for more details please visit our **ESG webpage**.

Incentive	Description	Requirements	Operations Covered	Expiry date	Values in 2024[24]
Investments in Amazon Development Superintendence (SUDAM)	Reduces corporate income tax by 75% for companies with operations that have priority investments in the north of Brazil, for a 10-year period. Reinvests the corporate income tax due into projects to modernize or complement equipment used for operations in the north of Brazil.	Approval by SUDAM (responsible regulatory agency). Maintenance of an amount (equal to that obtained with the tax incentive) in the retained earnings reserve account which cannot be distributed as remuneration.	**Vale SA:** **Iron ore** – Serra Norte and S11D **Salobo SA:** **Copper** – Marabá and Sossego	**FY 2027** – Iron ore (S11D) and Copper (Sossego) **FY 2033** – Iron ore (Serra Norte) and Copper (Marabá)	**75% reduction** – $ 472 million **Reinvestment** – $ 26 million

Vale also accesses certain tax incentives outside of Brazil:

Jurisdiction	Incentive	Description
Oman	Customs Duty	Our industrial activities in Oman were granted customs duty exemption on the import of raw materials and equipment; the exemption is legislated and open to all taxpayers if certain conditions are satisfied.
Malaysia	Customs Duty	A Private Bonded status which provides exemption in relation to the import and export of mainly raw materials, until 2027 provided that specific requirements are met and subject to prevailing regulations.

[24] Amounts may be subject to changes until Vale's tax return is submitted, which occurs on July 31st, 2025.

Photo: Alexandre Rezende - Nitro



Appendices

APPENDIX 1 – Basis of preparation

This report has been prepared from data derived from our internal controls over financial reporting and from data recorded in our financial systems, using the same data to prepare our consolidated financial statements.

The numbers presented in this report and those found in other reports published by Vale S.A. and/or its subsidiaries may or may not present differences. This is because different reporting frameworks have specific data requirements.

The headline figures presented in this report and those found in other reports published by Vale and/or its subsidiaries may also differ. This is because different reporting frameworks have specific data requirements. Vale's Extractive Sector Transparency Measures Act (ESTMA) submission can be found **here** for clarity and comparison.

For the purposes of this report, Vale's total tax contribution is comprised of:

- Corporate income taxes
- Taxes on mining
- Payroll taxes
- Taxes on products and services
- Other taxes

Detailed definitions of each of these terms can be found below.

Tax related payments to governments are presented net of refunds in this report considering payments made in cash and through available tax credits for the year ended December 31, 2024. Tax reimbursements received in the year are also presented in this report.

Reporting currency

All data about our subsidiaries is measured using each entity´s currencies. The Parent Company is the Brazilian real ("R$"). For presentation purposes, this report is presented in United States dollar ("$"). All payments in this report expressed in currencies other than $ were translated at the average exchange rate of the month when the payment was made.

Basis of consolidation

This report follows the same principles as the ones applied to prepare our consolidated financial statements. All majority-owned subsidiaries in which we have control are consolidated. Our variable interest entities in which we are the primary beneficiary are also consolidated.

If an acquisition or company consolidation occurs within the year, financial figures for that business are incorporated from the acquisition date onward. Conversely, when a disposal is finalized during the year, its financial figures are included only up until the disposal date.

Taxes borne

Taxes that companies are obliged to pay to a government on its behalf or taxes that companies are obliged to pay to a third party and cannot be recovered from a government. The main taxes included in this category are outlined below:

Corporate income taxes

These comprise any tax on the business calculated on taxable profits, income or capital gains. The amounts include any payments on account, balancing payments, offsetting tax credits and settlements in relation to disputed claim. Where there is separate capital gains tax, this is included within this amount. The total is the final amount payable, net of any double tax reliefs, losses brought forward etc. Withholding taxes on payments to overseas companies are included here, as they represent a burden to Vale.

Withholding tax payment on dividends or other distributions of profits are also included into Corporate income taxes. Taxes are withheld on payments to overseas companies, including those withheld at source or deducted from payments made to non-resident Vale companies and some resident Vale companies .

Taxes on mining

Payments related to mineral activities, and can be split into three categories:

- Taxes on minerals and metals extractions: Taxes that are specific to the mining sector and effectively represent payments to governments for extracting natural resources. This could include amounts related to aggregate use.
- License fees: Fees paid to governments for the permission to exploit a certain resource or area in the jurisdiction.
- Royalties: Payments made to governments for activities such as the extraction of minerals or metals.

Payroll taxes

This comprises both:

- Employer social contributions: Paid by the employer, towards the cost of certain state benefits in support of its employees. It can be a contributory system of insurance against illness and unemployment, and also provides retirement pensions and other benefits.
- Payroll and other taxes on employees: Payable as a result of a company's capacity as an employer.

Taxes on products and services

- Customs duties and taxes on international transactions: It comprises all non-recoverable customs/ excise/ import/ export duties.
- Indirect taxes on the production or sales of goods and services: Include sales tax, VAT and other taxes that arise on production or sale.
- Indirect taxes based on revenues: Any indirect taxes self-calculated and paid to the government on revenue or turnover.

Other taxes

Comprise:

- Other fees: Payments to governments, which do not fall under a specific category such as fees, tax on vehicles and real properties.
- Discretionary contributions: Including non-statutory payments to governments, such as contributing to investment, infrastructure or charities.
- Mandatory contributions: Including penalties and fines which need to be paid to the governments, and interest included within finance or administration expenses.
- Grants and subsidies received: A subsidy is a benefit given by the government to companies in the form of a cash payment or tax reduction, generally to support an industry or company. A grant is a financial award given by the government to an eligible grantee. Government grants are not expected to be repaid and do not include technical assistance or other financial assistance such as loans.

Taxes collected

Taxes that we are requires to collect in advance from others on behalf of governments.

Payroll taxes

Comprises:

- Employee social contributions: Paid by workers and employers towards the cost of certain state benefits. It can be a contributory system of insurance against illness and unemployment, and also includes retirement pensions and other benefits.
- Employee income tax deducted through payroll: Comprises payroll and employee taxes withheld from employee remuneration, and paid to governments.

Taxes on products and services

VAT/GST or equivalent amounts paid/received to and from the government. Typically, it is charged on the sales of goods and services and is recoverable from purchases. VAT/GST paid on import are also included.. It also includes import taxes/VAT/GST on goods or services acquired and import tax paid to the tax authorities directly at the border (or indirectly through a deferment account or freight forwarder) when importing goods and services.

Other taxes

Any other indirect taxes levied on products either from suppliers or invoiced to customers.

It also comprises taxes that are withheld at source or deducted from payments made to third parties, both domestic and overseas. Taxes charged on payments of services and profit distributions.

Other considerations related to preparing this report

Tax payments/refunds relating to prior years

All payments/refunds are reflected in the year they are paid/received, regardless of the year of assessment that they relate to.

Taxes under audit

Taxes under audit or dispute are excluded until cash is paid or refunded.

Fines, penalties and interest

All fines, penalties and interest paid to the government are included.

Tax credits

In some cases, tax credits from one type of tax can be used to settle liabilities of other taxes in future years.

In Brazil, Normative Instruction 1,717/2017 outlines the process for refunding or using federal tax credits. Taxpayers can assert their entitlement to refunds or offset tax debts by submitting an electronic request known as PER/DCOMP to RFB.

Tax credits represent a payment to the government in the year they are utilized.



Photo: Isaque Junior

APPENDIX 2 – GRI 207

GRI 207 cross-reference and alignment

As part of our journey towards providing our stakeholders with more comprehensive information about our tax practices, we continue to align with the Global Reporting Initiative's GRI 207 on Tax. The table below references our management approach disclosures under the requirements of GRI 207-1, 2 and 3.

As members of the ICMM, we are working towards enhancing our country-by-country disclosures, under either the GRI 207-4 or the OECD BEPS Action 13 framework.

	Approach to tax	Reference
207-1 Approach to tax	a. A description of the approach to tax, including:	
	i. whether the organization has a tax strategy and, if so, a link to this strategy if publicly available;;	**Tax Policy** and **page 26** of this report
	ii. the governance body or executive-level position within the organization that formally reviews and approves the tax strategy, and the frequency of this review;	**Tax Policy** and **page 26** of this report
	iii. the approach to regulatory compliance;	**Tax Policy** and **page 30** of this report
	iv. how the approach to tax is linked to the business and sustainable development strategies of the organization.	**Pages 26–29** of this report
207-2 Tax governance, control, and risk management	a. A description of the tax governance and control framework, including:	
	i. the governance body or executive-level position within the organization accountable for compliance with the tax strategy;	**Tax Policy** and **page 26** of this report
	ii. how the approach to tax is embedded within the organization;	**Tax Policy** and **pages 26–29** of this report
	iii. the approach to tax risks, including how risks are identified, managed, and monitored;	**Tax Policy** and **page 28** of this report
	iv. how compliance with the tax governance and control framework is evaluated.	**Tax Policy** and **page 26** of this report
	b. A description of the mechanisms for reporting concerns about unethical or unlawful behavior and the organization's integrity in relation to tax.	**Page 29** of this report
	c. A description of the assurance process for disclosures on tax and, if applicable, a reference to the assurance report, statement, or opinion.	**Page 41** of this report
207-3 Stakeholder engagement and management of concerns related to tax	a. A description of the approach to stakeholder engagement and management of stakeholder concerns related to tax, including:	
	i. the approach to engagement with tax authorities;	**Tax Policy** and **page 31** of this report
	ii. the approach to public policy advocacy on tax;	**Tax Policy** and **page 31** of this report
	iii. the processes for collecting and considering the views and concerns of stakeholders, including external stakeholders.	**Page 31** of this report

APPENDIX 3 – Glossary

Adjusted Effective tax rate

Income tax expense (or income if applicable) divided by the profit (or loss if applicable) before tax, excluding the influence of exchange rate movements and exceptional items.

Arm's length principle

The "arm's length" principle holds that transactions should be valued as if they had been carried out between unrelated parties, each acting in its own best interest.

Brazilian tax authorities

Any national, regional or local tax authority in Brazil. The Brazilian Federal Revenue Service (RFB in Portuguese) operates at the national level. State Finance Departments (SeFaz) and Municipal Finance Departments (SMF) operate at the regional and local level respectively.

CIT

The acronym for Corporate Income Tax, which is the total of current tax and deferred tax.

Current tax

As it is defined in the International Financial Reporting Standard IAS 12, current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period.

Deferred tax

As it is defined in the International Financial Reporting Standard IAS 12, deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences. Deferred tax assets are the amounts of income taxes recoverable in future periods in respect of:

(a) deductible temporary differences;

(b) the carryforward of unused tax losses; and

(c) the carryforward of unused tax credits.

CFC

A controlled foreign company. Under Brazilian legislation, CFCs are subject to the taxation of any statutory profit realized by group entities at a corporate income tax rate of 34%.

CFEM

The Portuguese acronym for Compensação Financeira pela Exploração Mineral. This is a financial charge to be paid to the Brazilian federal government as compensation for using mineral resources. It is levied on the revenues from the sale of minerals extracted, net of taxes, insurance costs and costs of transportation.

Fees

Payments to governments charged on the initial or ongoing right to use an area for extractive activities. There is no specific government service attached.

Government

Any national, regional or local authority of a jurisdiction governing body. Also includes any department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking.

GST

GST, short for Goods and Services Tax, is an indirect tax imposed on goods and services, with the final consumer bearing the tax burden. Retailers collect GST at the point of the final sale to end consumers. Businesses provide resale certificates for purchasing goods intended for resale, exempting them from paying sales tax. Tax revenue reaches the jurisdictions only upon the sale to the end consumer.

Indirect tax

Taxes levied on goods and services rather than on income or profits and can be transferred to other parties. Examples include VAT, GST, and sales tax. In Brazil, these taxes are exemplified by IPI (Tax on Industrialized Products) and ICMS (Tax on Operations related to Goods Movement and Services).

ISSQN

The Portuguese acronym for Tax on Services of Any Nature, which is imposed on any kind of services performed by companies or self-employed professionals, with a maximum rate of 5%, its assessment is based on the price of each service and also assessed on services provided by non-residents to Brazilian residents (import of services)

OECD

The acronym for the Organization for Economic Co-operation and Development (OECD).

PIS / COFINS

The Portuguese acronyms for Social integration plan (PIS) and Social Welfare Tax (COFINS) are imposed on a company's gross revenues at varying percentages. These contributions also apply to service and goods imports.

Project

Operational activities related to the type of the commodity in a certain region, governed by contracts, licenses, leases, concessions or similar legal agreements and that form the basis for payment of liabilities to a government.

Corporate income tax payments in South America include the payments related to Iron Ore, Copper, Railroad, Port, Terminals, Energy, Manganese, Nickel and Logistics.

Refis

The Portuguese name for the debt reduction or Settlement program of the Government related to the collection of federal taxes.

Royalties

All mining taxes that are levied by the government. Royalties includes CFEM.

Tax

A compulsory financial charge, in order to contribute to state revenue or some other type of levy imposed upon a taxpayer by the government. It is required to be paid by law or by agreement.

Temporary differences

Differences between pre-tax statutory profit or loss and taxable income or loss for a given reporting period. These differences arise because the reporting period in which some items of revenue and expense are included in determining of the pre-tax statutory profit or loss does not coincide with the reporting period in which they are included when determining of taxable income or loss.

TFRM

The Portuguese acronym for an Analysis of the Rate for Controlling, Monitoring and Supervision of Exploration and Mining Activities of Mineral Resources. It is a tax imposed on several Brazilian states, on mineral production.

VAT

Value-added tax (VAT) is an indirect consumption tax on goods and services, passed on to the end consumer. At each supply chain stage, sellers collect VAT. Suppliers, manufacturers, distributors, retailers, and consumers pay VAT on purchases. Businesses record VAT paid on purchases to claim credit on their tax returns. Tax revenue is received by jurisdictions at all supply chain stages, not just at the consumer's purchase.

APPENDIX 4 – Companies list

The table includes all entities that are consolidated in Vale's Financial Statements in FY 2024.

Company	Jurisdiction
Aços Laminados do Para S.A.	Brazil
Aliança Geração de Energia S.A	Brazil
Atlantic Iron S.à.r.L.	Luxembourg
Barewood Fund	Cayman Islands
Barewood Trading Inc.	British Virgin Islands
Base Metals International SA	Switzerland
Belvedere Coal Management Pty Ltd	Australia
Bionow SA	Brazil
BM International SA	Switzerland
Bollon Fund	Cayman Islands
Capmelissa Participações LTDA	Brazil
Carmo Participações LTDA	Brazil
Central Eólica Acauã I S.A.	Brazil
Central Eólica Acauã II S.A.	Brazil
Central Eólica Acauã III S.A.	Brazil
Central Eólica Garrote S.A	Brazil
Central Eólica Gravier S.A.	Brazil
Central Eólica Santo Inácio III S.A	Brazil
Central Eólica Santo Inácio IV S.A	Brazil
Central Eólica São Raimundo S.A	Brazil
Circlua S.A.	Brazil
CMM Overseas SA	Switzerland
Co-log Logística de Coprodutos	Brazil
Companhia Portuária Baia de Sepetiba – CPBS	Brazil
Companhia Usina Tecpar	Brazil

Company	Jurisdiction
Docepar S.A	Brazil
Eastern Star Resources	Australia
Faulkland Fund	Cayman Islands
Faulkland Trading Coroporation	British Virgin Islands
Florestas Rio Doce S.A.	Brazil
Integra Coal Operations Pty Ltd	Australia
KRJ Participações S.A	Brazil
Larco Ltd.	Cayman Islands
Mediterranean Iron B.V.	Netherlands
Mineração Guanhães LTDA	Brazil
Mineração Onça Puma	Brazil
Minerações Brazileiras Reunidas S.A.	Brazil
Monticello Insurance PTE. LTD	Singapore
PT Bahodopi Nickel Smelting Indonesia	Indonesia
PT Sumbawa Timur Geothermal	Indonesia
PT Sumbawa Timur Mining	Indonesia
PT Vale Eksplorasi Indonesia	Indonesia
PT Vale Indonesia Tbk	Indonesia
Qld Coal Holdings Pty Ltd	Australia
Railvest Investments Inc.	Canada
Rio Doce Australia Pty Limited	Australia
Salobo Metais S.A.	Brazil
Seamar Shipping Corporation	Liberia
Sociedade de Desenvolvimento Estudo e Implantação do Corredor de Nacala – (SDEICN (SPE))	Mozambique

Company	Jurisdiction
Startec Iron LLC	United States
Tecnored Desenvolvimento Tecnológico S.A	Brazil
Tecnored Maraba S.A.	Brazil
Vale Americas, LLC	United States
Vale Asia Kabushiki Kaisha	Japan
Vale Australia EA Pty Ltd	Australia
Vale Australia Galilee Pty Ltd	Australia
Vale Australia Holdings Pty Ltd	Australia
Vale Australia Pty Ltd	Australia
Vale Base Metals Asia Pacific Pte. Ltd.	Singapore
Vale Base Metals Capital PLC (UK)	United Kingdom
Vale Base Metals Limited	United Kingdom
Vale Belvedere (BC) Pty Ltd	Australia
Vale Belvedere (SEQ) Pty Ltd	Australia
Vale Belvedere Pty Ltd	Australia
Vale Canada Limited	Canada
Vale Carbono Ltda	Brazil
Vale Emirates Limited	United Arab Emirates
Vale Energia S.A	Brazil
Vale Energy Transition Metals Quebec Inc.	Canada
Vale Europe Limited	United Kingdom
Vale Europe Pension Trustees Limited	United Kingdom
Vale Evate Moçambique Ltd	Mozambique
Vale Exploración Argentina S.A.	Argentina
Vale Exploraciones Chile Limitada	Chile

Company	Jurisdiction
Vale Exploration Peru S.A.C	Peru
Vale Exploration Pty Ltd	Australia
Vale Fertilizer Netherlands B.V.	Netherlands
Vale Holdings B.V.	Netherlands
Vale Holdings B.V - Branch	Switzerland
Vale Inco Europe Holdings	United Kingdom
Vale India Private Limited	India
Vale Industrial Services Company	Saudi Arabia
Vale International SA	Switzerland
Vale International SA - Branch	Malaysia
Vale International SA - Branch	Singapore
Vale International SA - Branch	United Arab Emirates

Company	Jurisdiction
Vale Investments SA	Switzerland
Vale Iron Ore Solutions Duqm LLC	Oman
Vale Iron Solutions LLC	United States
Vale Japan Limited	Japan
Vale Logística de Argentina S.A.	Argentina
Vale Logistica de Uruguay S.A.	Uruguay
Vale Malaysia Minerals Sdn Bhd	Malaysia
Vale Malaysia Sdn Bhd	Malaysia
Vale Manganês S.A	Brazil
Vale Mauritius Limited	Mauritius
Vale Metals (Shanghai) Co., Ltd.	China, Mainland
Vale Minerals China Co., Ltd.	China, Mainland
Vale Newfoundland & Labrador Ltd	Canada

Company	Jurisdiction
Vale Oman Distribution Centre LLC	Oman
Vale Oman Pelletizing Company LLC	Oman
Vale Overseas Ltd.	Cayman Islands
Vale Power SA	Switzerland
Vale S.A.	Brazil
Vale Soluções em Energia S.A -VSE	Brazil
Vale Switzerland SA	Switzerland
Vale Taiwan Limited	Taiwan, China
Vale Technology Development (Canada) Limited	Canada
Vale USA LLC	United States
Vale Ventures Americas LLC	United States
VPDM Vale Projectos e Desenvolvimento Moçambique Limitada	Mozambique

Photo: ChristopheB - Adobe Stock



pwc

Independent auditors' report

To the Board of Directors and Shareholders
Vale S.A.
Rio de Janeiro – RJ

Opinion

We have audited the Selected Information, which comprises the amounts presented on page 14, in the tables: "Payments by jurisdiction – Taxes borne – Table 2" and "Payments by jurisdiction – Taxes collected – Table 3", included in the section "Our Global Tax Contribution" of the accompanying Tax Transparency Report (the "Report") of Vale S.A. and its subsidiaries (the "Company") for the year ended December 31, 2024.

In our opinion, the Selected Information referred to above has been properly prepared, in all material respects, in accordance with the basis of preparation described in Appendix 1 to the Report.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Selected Information included within the Report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and in the Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter – basis of preparation of the selected information to the report

We draw attention to Appendix 1 to the Report, which describes the basis of preparation of the Selected Information. The Report is prepared in accordance with a special purpose framework to provide information about the amounts of taxes paid by the Company during the year ended December 31, 2024. As a result, the Report may not be suitable for other purposes.

The Report does not comprise a complete set of financial statements, prepared in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation). Our opinion is not qualified in respect of this matter.

Others matters – Restriction on use of selected information

This report is intended exclusively for Vale S.A. and its subsidiaries, in connection with the Company's objective of demonstrating the amounts of taxes paid by the Company during the year ended December 31, 2024 and should not be presented or distributed to third parties, in view of its specific purpose described above.

Any party other than Vale S.A. and its subsidiaries that obtains access to our report, or a copy thereof, and relies on the information contained therein (or any part thereof) will do so at its own risk. We do not accept or assume any responsibility and disclaim any liability to any party other than Vale S.A. and its subsidiaries for our work, the reasonable assurance report or our conclusions.

Responsibilities of management and those charged with governance for the Selected Information to the Report

Management is responsible for the preparation of the Selected Information in accordance with the basis of preparation described in Appendix 1 to the Report and for determining that the basis of preparation is acceptable in the circumstances. Management is also responsible for such internal control as they determine is necessary to enable the preparation of the Selected Information that is free from material misstatement, whether due to fraud or error.

In preparing the Report, management is responsible for assessing the ability of the Company, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries

Auditor's responsibilities for the Selected Information to the Report

Our objectives are to obtain reasonable Our objectives are to obtain reasonable assurance about whether the Selected Information is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Selected Information.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Selected Information, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures of the Selected Information or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance, in connection with the audit of the financial statements of the Company as at and for the year ended December 31, 2024, with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Rio de Janeiro, May 30, 2025

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/F-5

Leandro Mauro Ardito
Contador CRC 1SP188307/O-0

VALE